SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS CALENDAR – 2012
(Updated July 19, 2012)

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Praça Comandante Linneu Gomes, s/n, portaria 3, Aeroporto, CEP 04626-900 – São Paulo - SP
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Leonardo Porciúncula Gomes Pereira
E-mail: ri@golnaweb.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Responsible for Investor Relations Area	Name: Edmar Prado Lopes Neto
E-mail: ri@golnaweb.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo
The Company is bound to submit all matters of arbitration to the Market Arbitration Chamber, pursuant to the Arbitration Clause of the Company’s Bylaws.

Annual Financial Statements and Consolidated Financial Statements, when applicable, related to the fiscal year ended on 12/31/2011
EVENT	DATE
Accessible to Stockholders	03/27/2012
Publication	03/27/2012
Submission to BM&FBOVESPA	03/27/2012

Standardized Financial Statement (DFP), related to the fiscal year ended on 12/31/2011
EVENT	DATE
Submission to BM&FBOVESPA	03/27/2012

Annual Financial Statements and Consolidated Financial Statements, when applicable, according to international standards, related to the fiscal year ended on 12/31/2011
EVENT	DATE
Submission to BM&FBOVESPA	03/27/2012

Cash Payments from net income from the fiscal year ended on 12/31/2011
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Payment Date
ON

1

Reference Form for the ongoing fiscal year ended on 12/31/2012
EVENT	DATE
Submission to BM&FBOVESPA	05/31/2012

Quarterly Financial Statements – ITR

EVENT	DATE
Submission to BM&FBOVESPA
Related to the 1st quarter 2012	05/04/2012
Related to the 2nd quarter 2012	08/13/2012
Related to the 3rd quarter 2012	11/13/2012

Quarterly Financial Statements in English or in accordance with international standards

EVENT	DATE
Submission to BM&FBOVESPA
Related to the 1st quarter 2012	05/04/2012
Related to the 2nd quarter 2012	08/13/2012
Related to the 3rd quarter 2012	11/13/2012

Annual General Meeting

EVENT	DATE
Publication of the Call Notice	04/12/2012 04/13/2012 04/16/2012
Submission of the Call Notice to BM&FBOVESPA	04/12/2012
Submission of the Administrative Proposal to BM&FBOVESPA	03/30/2012
Annual General Meeting	04/30/2012
Filing of the main resolutions of the Board of Directors Meeting to BM&FBOVESPA	04/30/2012
Submission of the Minutes of the Annual General Meeting to BM&FBOVESPA	04/30/2012

Extraordinary General Meetings

EVENT	DATE
Extraordinary General Meetings	07/06/2012
Filing of the main resolutions of the Board of Directors Meeting to BM&FBOVESPA	07/06/2012
Submission of the Minutes to BM&FBOVESPA	07/06/2012

Public Meetings with Analysts

EVENT	DATE
GOL DAY (NY) - Meeting with Analysts– Audio and presentation will be available in the Investor Relations website www.voegol.com.br/ir	06/25/2012
GOL DAY (London) – NYSE Euronext – Cannon Bridge House, 1 Cousin Lane – London EC4R 3XX	09/28/2012
GOL DAY (SP) - Public Meeting with Analysts and Investors - Quality Suites Congonhas - Rua Henrique Fausto Lancellotti, 6333, São Paulo, SP – 9:00 A.M.	11/28/2012

Conference Call to discuss quarterly results in (IFRS)

EVENT	DATE
Conference Call to discuss the 4th quarter and fiscal year of 2010 financial results	03/27/2012
Conference Call to discuss the 1st quarter 2012 financial results	05/04/2012
Conference Call to discuss the 2nd quarter 2012 financial results	08/14/2012
Conference Call to discuss the 3rd quarter 2012 financial results	11/14/2012

2

Board of Directors’ Meetings
EVENT	DATE
Board of Directors’ Meeting – Strategic Alignment	02/16/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	02/16/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	02/16/2012
EVENT	DATE
Board of Directors’ Meeting- Review of 2012 budget	03/16/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	03/16/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	03/16/2012
EVENT	DATE
Board of Directors’ Meeting- Disclosure of the 4th quarter 2011 financial results	03/26/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	03/26/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	03/26/2012
EVENT	DATE
Board of Directors’ Meeting -Disclosure of the 1st quarter 2012 financial results	05/03/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	05/04/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	05/04/2012
EVENT	DATE
Board of Directors’ Meeting –Approval of New Chief Executive Officer	06/18/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	06/18/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	06/18/2012
EVENTO	DATE
Board of Directors’ Meeting – Projects Approval	06/26/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	06/26/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	06/26/2012
EVENTO	DATE
Board of Directors’ Meeting - Resignation of Director and Election of Director	07/24/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	07/24/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	07/24/2012
EVENT	DATE
Board of Directors’ Meeting- Disclosure of the 2nd quarter 2012 financial results	08/13/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	08/13/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	08/13/2012
EVENT	DATE
Board of Directors’ Meeting- Strategic Alignment	09/20/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	09/20/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	09/20/2012
EVENT	DATE
Board of Directors Meeting - Disclosure of the 3rd quarter 2012 financial results	11/13/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	11/13/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	11/13/2012
EVENT	DATE
Board of Directors’ Meeting - Approval of 2013 Budget	12/17/2012
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	12/17/2012
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	12/17/2012

3

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	06/20/2012
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	06/20/2012
Extraordinary Shareholders’ Meeting	07/06/2012
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&FBOVESPA	07/06/2012

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.